Exhibit 99.1

EXECUTION VERSION

FIRST AMENDMENT TO TRANSACTION AGREEMENT

This first Amendment TO THE TRANSACTION AGREEMENT (this “Amendment”), dated as of November 5, 2024, is by and between Recursion Pharmaceuticals, Inc., a Delaware corporation (“Parent”), and Exscientia plc, a public limited company incorporated in England and Wales with registered number 13483814 (the “Company”).

WHEREAS, Parent and the Company are parties to that certain Transaction Agreement, dated as of August 8, 2024 (the “Agreement”). Capitalized terms used but not defined in this Amendment shall have the respective meanings given to them in the Agreement.

WHEREAS, Parent and the Company desire to amend the Agreement as set forth herein pursuant to Section 11.03(a) of the Agreement; and

WHEREAS, the Parent Board and the Company Board have each approved and declared advisable this Amendment.

NOW, THEREFORE, in consideration of the agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1.             Amendment to the Agreement.

1.1             Section 2.05(d) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(i) Prior to the Effective Time and effective as of the Effective Time, Parent shall appoint to the Parent Board one (1) member of the Company Board, as of the date hereof, selected by the Company and subject to Parent’s approval in compliance with the fiduciary duties under Applicable Law of the Parent Board and (ii) prior to (or as promptly as practicable following) the Effective Time, Parent shall appoint to the Parent Board one (1) additional individual if mutually agreed upon prior to the Effective Time by the Company and Parent and subject to the fiduciary duties under Applicable Law of the Parent Board, and subject in each case to the continued willingness and ability of such individual to serve on the Parent Board at the time of appointment.”

2.             Effect on the Agreement. Except as explicitly amended and/or superseded by this Amendment, all of the terms and conditions of the Agreement remain, and shall remain, in full force and effect, unmodified hereby. This Amendment shall not constitute an amendment or waiver of any provision of the Agreement not expressly amended or waived herein and shall not be construed as an amendment, waiver or consent to any action that would require an amendment, waiver or consent, except as expressly set forth herein. Upon the execution and delivery hereof, the Agreement shall thereupon be deemed to be amended and supplemented as hereinabove set forth as fully and with the same effect as if the amendments and supplements made hereby were originally set forth in the Agreement. This Amendment and the Agreement shall each henceforth be read, taken and construed as one and the same instrument, but such amendments and supplements shall not operate so as to render invalid or improper any action heretofore taken under the Agreement. If and to the extent there are any inconsistencies between the Agreement and this Amendment with respect to the matters set forth herein, the terms of this Amendment shall control. On and after the date hereof, each reference in the Agreement to “this Agreement,” “hereunder,” “herein” or words of like import shall mean and be a reference to the Agreement as amended by this Amendment, provided that references in the Agreement to “the date hereof” or “the date of this Agreement” or words of like import shall continue to refer to the date of August 8, 2024. Nothing contained herein invalidates or shall release or impair any covenant, condition, agreement or stipulation in the Agreement.

EXECUTION VERSION

3.             Counterparts. This Amendment may be executed in counterparts, including by facsimile, by email with .pdf attachments, or by other electronic transmission (including DocuSign and AdobeSign), each of which shall be deemed an original, but all of which shall constitute the same instrument.

4.             Application of Certain Sections of the Agreement. Section 11.05(b) (Assignment), Section 11.06 (Governing Law), Section 11.07 (Jurisdiction; Venue), Section 11.10 (Entire Agreement), Section 11.11 (Severability), and Section 11.13 (Interpretation) of the Agreement shall apply mutatis mutandis to this Amendment as if set forth in full herein.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment as of the date first written above.

RECURSION PHARMACEUTICALS, INC.

By:	/s/ Christopher Gibson
Name:	Christopher Gibson
Title:	Chief Executive Officer

EXSCIENTIA PLC

By:	/s/ David Hallett
Name:	David Hallett
Title:	Interim Chief Executive Officer

[Signature Page to First Amendment to Transaction Agreement]